[Letterhead of Sutherland Asbill & Brennan LLP]

July 10, 2012

VIA EDGAR

John M. Ganley, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Mountain Finance Corporation and New Mountain Finance Holdings, L.L.C.
Registration Statement on Form N-2 Filed on April 12, 2012
File Nos. 333-180689 and 333-180690

Dear Mr. Ganley:

On behalf of New Mountain Finance Corporation (the “Fund”) and New Mountain Finance Holdings, L.L.C. (the “Operating Company” and together with the Fund, the “NMF Funds”), set forth below are the NMF Funds’ responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the NMF Funds on July 9, 2012, with respect to the NMF Funds’ joint registration statement on Form N-2 (File Nos. 333-180689 and 333-180690), filed with the Commission on April 12, 2012 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the NMF Funds’ responses. The revisions to the Prospectus referenced in the NMF Funds’ responses are set forth in Pre-Effective Amendment No. 1 to the Registration Statement filed concurrently herewith.

1.	Please revise the last sentence of the introductory paragraph under the “Example” in the “Fees and Expenses” section of the Prospectus to state that a corresponding prospectus supplement will restate the example to reflect the offering expenses in addition to the applicable sales load.

The NMF Funds have revised the “Fees and Expenses” section of the Prospectus in response to the Staff’s comment.

John M. Ganley, Esq.

July 10, 2012

2.	The total annual expenses of 7.3% disclosed in the “Fees and Expenses” section do not match the total annual expenses of 8.57% disclosed on page F-54 of the consolidated financial statements included in the Prospectus. Please explain the reason for this difference.

The NMF Funds have revised the disclosure set forth under the “Fees and Expenses” section of the Prospectus in response to the Staff’s comment. In addition, the NMF Funds advise the Staff on a supplemental basis that on May 8, 2012, the Operating Company entered into an amendment to its credit facility, which lowered the applicable interest rate spread by 0.25%. As a result, the calculation of interest on borrowed funds in the “Fees and Expenses” section uses a different interest rate than in the consolidated financial statements to calculate borrowing costs.

3.	Please add to the disclosure under the “Description of Structure-Related Agreements – Registration Rights Agreement” and the “Shares Eligible for Future Sale – Registration Rights” that New Mountain Finance AIV Holdings Corporation, Steven B. Klinsky, and an entity related to Steven B. Klinsky have exercised their rights under the registration rights agreement and their respective shares of Fund’s common stock are being offered for resale in the Prospectus. Also, please add a cross reference to the “Selling Stockholders” section of the Prospectus.

The NMF Funds have revised the disclosure set forth under the “Description of Structure-Related Agreements – Registration Rights Agreement” and the “Shares Eligible for Future Sale – Registration Rights” sections of the Prospectus in response to the Staff’s comment.

4.	The Consolidated Statements of Assets, Liabilities and Members’ Capital of the Operating Company for the period ended March 31, 2012 show a receivable from affiliate as an asset of the Operating Company. Please provide us with the date that this receivable from affiliate was paid.

John M. Ganley, Esq.

July 10, 2012

The NMF Funds advise the Staff on a supplemental basis that the receivable from affiliate shown in the Consolidated Statements of Assets, Liabilities and Members’ Capital of the Operating Company for the period ended March 31, 2012 was paid on June 8, 2012.

5.	Please update the opinion of Sutherland Asbill & Brennan LLP attached as Exhibit L to the Registration Statement to include assumptions regarding the shares of the Fund’s common stock to be issued to New Mountain Finance AIV Holdings Corporation in exchange for membership units of the Operating Company.

Sutherland Asbill & Brennan LLP has revised its opinion attached as Exhibit L to the Registration Statement in response to the Staff’s comment.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Adam Weinstein / New Mountain Finance Corporation
John	Mahon / Sutherland Asbill & Brennan LLP